UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of June, 2006


                                KOOR INDUSTRIES LTD.
 ------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


           14 Hamelacha Street, Park Afek, Rosh Ha'Ayin, 48091, Israel
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  /s/    Shlomo Heller
                                  ---------------------------------------------
                                  By:    Shlomo Heller
                                  Title: General Counsel and Corporate Secretary




Dated:  June 7, 2006

------------------------------------------------------------------- ------------

DESCRIPTION                                                              EXHIBIT

------------------------------------------------------------------- ------------

     A. Press Release, dated May 24, 2006, titled "Koor Industries          99-1
     Ltd. Reports Consolidated Results for the First Quarter of 2006"

     B. Koor Industries Ltd. Consolidated Interim Financial                 99-2
     Statements as at March 31, 2006 (Unaudited)

     C. Makhteshim-Agan Industries Ltd. Interim Consolidated
     Financial Statements (UInaudited) as at March 31, 2006 in
     U.S. Dollars                                                           99-3

     D. ECI Telecom Ltd. Interim Consolidated Financial
     Statements (Unaudited) as at March 31, 2006                            99-4


------------------------------------------------------------------- ------------